EXHIBIT 99.03

The Company to participate in investor conference held by Morgan Stanley

Date of events: 2017/11/08

Contents:

1.Date of the investor conference: 2017/11/15~2017/11/16

2.Time of the investor conference: 8:30AM (Taipei time)

3.Location of the investor conference: Singapore

4.Brief information disclosed in the investor conference:The conference will be held by Morgan Stanley.

5.The presentation of the investor conference release:Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website:Yes, please refer to http://www.cht.com.tw/chtir

7.Any other matters that need to be specified:None